Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-277232

Issuer Free Writing Prospectus, dated August 8, 2024

THE WILLIAMS COMPANIES, INC.

$450,000,000 4.800% Senior Notes due 2029

$300,000,000 5.150% Senior Notes due 2034

$750,000,000 5.800% Senior Notes due 2054

PRICING TERM SHEET

Dated: August 8, 2024

Issuer:	The Williams Companies, Inc.

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB

Pricing Date:	August 8, 2024

Settlement Date:	August 13, 2024 (T + 3)

Use of Proceeds:	We intend to use the net proceeds of this offering for general corporate purposes, which may include the repayment of our outstanding commercial paper notes or other near-term debt maturities.

	Notes due 2029	Notes due 2034	Notes due 2054

Security Type:	$450,000,000 4.800% Senior Notes due 2029	$300,000,000 5.150% Senior Notes due 2034	$750,000,000 5.800% Senior Notes due 2054

Maturity Date:	November 15, 2029	March 15, 2034	November 15, 2054

Interest Payment Dates:	November 15 and May 15, commencing November 15, 2024	March 15 and September 15, commencing September 15, 2024	November 15 and May 15, commencing November 15, 2024

Principal Amount:	$450,000,000	$300,000,000 (for an aggregate principal amount outstanding of $1,300,000,000, together with the existing 2034 notes)	$750,000,000

Benchmark Treasury:	4.000% due July 31, 2029	4.375% due May 15, 2034	4.250% due February 15, 2054

Benchmark Treasury Price:	100-22+	102-30	98-29

Benchmark Treasury Yield:	3.843%	4.008%	4.316%

Spread to Benchmark Treasury:	100 bps	127 bps	150 bps

Re-Offer Yield:	4.843%	5.278%	5.816%

Coupon:	4.800%	5.150%	5.800%

Public Offering Price:	99.810% of the principal amount	99.037% of the principal amount, plus accrued interest from, and including, January 5, 2024 to, but excluding, August 13, 2024 in the amount of $9,355,833.33	99.784% of the principal amount

Make-Whole Call:	T+15 bps (prior to October 15, 2029)	T+20 bps (prior to December 15, 2033)	T+25 bps (prior to May 15, 2054)

Par Call:	On or after October 15, 2029	On or after December 15, 2033	On or after May 15, 2054

CUSIP / ISIN:	969457 CL2 US969457CL23	88339W AC0 US88339WAC01	969457 CN8 US969457CN88

Joint Book-Running Managers:	BofA Securities, Inc. PNC Capital Markets LLC RBC Capital Markets, LLC SMBC Nikko Securities America, Inc.

Passive Book-Running Managers	CIBC World Markets Corp. MUFG Securities Americas Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers

Barclays Capital Inc.

BBVA Securities Inc.

BOK Financial Securities, Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes in this offering will be made against payment therefor by purchasers in this offering on or about August 13, 2024, which is the third business day following the pricing date of the notes (such settlement cycle being referred to as T+3). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day before the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates; terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BofA Securities, Inc., toll free, at 1 (800) 294-1322; PNC Capital Markets LLC, toll free, at 1 (855) 881-0697; RBC Capital Markets, LLC, toll free, at 1 (212) 618-7706 and SMBC Nikko Securities America, Inc., toll free, at 1 (888) 868-6856.

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